SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Zendesk, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

98936J101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 98936J101

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matrix Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,554,469[2]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,554,469[2]
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,469[2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8[3]%
12	TYPE OF REPORTING PERSON* PN

[1]	This Schedule 13G is filed by Matrix Partners IX, L.P. (“Matrix IX”); Matrix IX Management Co., L.L.C. (“Matrix IX MC”), the general partner of Matrix IX; and Dana Stalder (“Mr. Stalder”), Managing Member of Matrix IX MC (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Represents 1,554,469 shares held by Matrix IX. Matrix IX MC is the general partner of Matrix IX, and Mr. Stalder is a managing member of Matrix IX MC. Mr. Stalder has sole voting and dispositive power with respect to the Matrix IX shares. The Reporting Persons disclaim beneficial ownership of the Matrix IX shares, except to the extent of their respective pecuniary interests therein.
[3]	This percentage is calculated based upon 88,697,514 shares of the Issuer’s common stock outstanding as of October 31, 2015.

CUSIP No: 98936J101

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matrix IX Management Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[4]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,554,469[5]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,554,469[5]
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,554,469[5]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%[6]
12	TYPE OF REPORTING PERSON* OO

[4]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[5]	Represents 1,554,469 shares held by Matrix IX. Matrix IX MC is the general partner of Matrix IX, and Mr. Stalder is a managing member of Matrix IX MC. Mr. Stalder has sole voting and dispositive power with respect to the Matrix IX shares. The Reporting Persons disclaim beneficial ownership of the Matrix IX shares, except to the extent of their respective pecuniary interests therein.
[6]	This percentage is calculated based upon 88,697,514 shares of the Issuer’s common stock outstanding as of October 31, 2015.

CUSIP No: 98936J101

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dana Stalder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒[7]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,632,112[8]
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,632,112[8]
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,112[8]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.8%[9]
12	TYPE OF REPORTING PERSON* IN

[7]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[8]	Includes 1,554,469 shares held by Matrix IX and 2,672 shares held directly by Weston & Co. IX, LLC (“Weston IX”), as nominee for Vista Grande Trust (the “Trust”), a trust of which Mr. Stalder is the trustee and a beneficiary, and which is the beneficial owner of such shares (the “Weston Shares”) and 74,971 shares held by Vista Grande Trust (the “Trust Shares”). Matrix IX MC is the general partner of Matrix IX, and Mr. Stalder is a managing member of Matrix IX MC. Mr. Stalder has sole voting and dispositive power with respect to the Matrix IX Shares. The Trust has sole voting and dispositive power with respect to the Weston Shares and the Trust Shares. The Reporting Person disclaims beneficial ownership of the Matrix IX shares and the Trust Shares, except to the extent of his pecuniary interest therein.
[9]	This percentage is calculated based upon 88,697,514 shares of the Issuer’s common stock outstanding as of October 31, 2015.

CUSIP No: 98936J101

ITEM 1(A).	NAME OF ISSUER

Zendesk, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1019 Market Street

San Francisco, CA 94103

ITEM 2(A).	NAME OF PERSONS FILING

Matrix Partners IX, L.P. (“Matrix IX”)

Matrix IX Management Co., L.L.C. (“Matrix IX MC”)

Dana Stalder (“Mr. Stalder”)

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

c/o Matrix Partners

101 Main Street, 17th Floor

Cambridge, MA 02142

ITEM 2(C).	CITIZENSHIP

Matrix IX: Delaware limited partnership

Matrix IX MC: Delaware limited liability company

Mr. Stalder: USA

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value per share (the “Common Stock”)

ITEM 2(E).	CUSIP NUMBER

98936J101

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

Amount beneficially owned:

As of December 31, 2015: Matrix IX was the record holder of 1,554,469 shares of Common Stock (the “Matrix IX Shares”), Matrix IX MC was the record holder of 0 shares of Common Stock and Mr. Stalder was the record holder of 0 shares of Common Stock. Weston & Co. IX, LLC (“Weston IX”) was the holder of 2,672 shares of Common Stock as nominee of the Vista Grande Trust (the “Weston Shares”), of which Mr. Stalder is trustee and a beneficiary and which is the beneficial owner of such shares and 74,971 shares held by Vista Grande Trust (the “Trust Shares”).

Matrix IX MC, as the general partner of Matrix IX, has sole voting and dispositive power of the Matrix IX Shares. Mr. Stalder, as a managing member of Matrix IX MC, as General Partner of Matrix IX and as trustee of the Vista Grande Trust, has sole voting and dispositive power over the Matrix IX Shares, the Weston Shares and the Trust Shares.

CUSIP No: 98936J101

(a)	Percent of Class:

Matrix IX: 1.8%

Matrix IX MC: 1.8%

Mr. Stalder: 1.8%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Matrix IX: 1,554,469

Matrix IX MC: 1,554,469

Mr. Stalder: 1,632,112

(ii)	Shared power to vote or to direct the vote:

Matrix IX: 0

Matrix IX MC: 0

Mr. Stalder: 0

(iii)	Sole power to dispose or to direct the disposition of:

Matrix IX: 1,554,469

Matrix IX MC: 1,554,469

Mr. Stalder: 1,632,112

(iv)	Shared power to dispose or to direct the disposition of:

Matrix IX: 0

Matrix IX MC: 0

Mr. Stalder: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Each of the Reporting Persons Expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No: 98936J101

ITEM 10.	CERTIFICATION.

Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No: 98936J101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2016

Matrix Partners IX, L.P.

By:	Matrix IX Management Co., L.L.C., its General Partner

By:	/s/ Dana Stalder
Dana Stalder, Authorized Member

Matrix IX Management Co., L.L.C.

By:	/s/ Dana Stalder
Dana Stalder, Authorized Member

/s/ Dana Stalder
Dana Stalder

CUSIP No: 98936J101

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 8, 2016

Matrix Partners IX, L.P.

By:	Matrix IX Management Co., L.L.C., its General Partner

By:	/s/ Dana Stalder
Dana Stalder, Authorized Member

Matrix IX Management Co., L.L.C.

By:	/s/ Dana Stalder
Dana Stalder, Authorized Member

/s/ Dana Stalder
Dana Stalder